United American Petroleum Corp.

9600 Great Hills Trail, Suite 150W

Austin, Texas 78759

(512) 852-7888

February 25, 2014

Via EDGAR

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	United American Petroleum Corp.
Schedule 14C
Filed January 31, 2014
File No. 000-51465

Dear Mr. Schwall:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Staff”) in your letter of February 21, 2014 regarding the above-captioned filing.

Our numbered responses correlate to the numbers in your February 21, 2014 letter and we have set forth in italics the full text of the comments included in your letter for purposes of convenience.

General Information

1.      We note that on January 30, 2014, you received written consent for your amendment from stockholders holding approximately 64.14% of the voting power of the company. Separately, we note that the voting percentage of these certain beneficial owners and management adds up to 64.54%. Please explain or correct this discrepancy.

We propose to amend the voting percentage set forth in the General Information section to read 57.44%, which corresponds to the voting percentages held by Michael Carey and Ryan Hudson.

Increase in Authorized Shares

Purpose of the Increase in Authorized Common Stock

2.      We note your acknowledgement that you have entered into several convertible promissory notes that are convertible at a discount to your stock price. Please describe the terms of these convertible notes and the dilutive effect their conversion would have on common shareholders.

We propose to amend the first four paragraphs in the Purpose of the Increase in Authorized Common Stock section to read as follows:

The Company has entered into several convertible promissory notes (“Notes”). These Notes represent monies that have been lent to the Company. The interest rate of each Note varies from 8% to 12%.

Under these Notes, the creditors may convert the amount due under the Notes into shares of Common Stock at a discount to the trading price of the Common Stock. The terms of each Note vary, but they call for shares to be issued to the creditor at a discount of 40% to 50% of the Common Stock trading price, thereby representing a conversion price of 50% to 60% of the trading price of the Common Stock. The trading price used as the basis for this formula varies by Note, but it is generally the lowest trading price for a period of 10 days to 25 days before conversion.

Because these conversions result in the issuance of shares at a discount to the trading price, these issuances are dilutive to existing shareholders.

These Notes require the Company to maintain a certain number of shares of Common Stock available for issuance to creditors that wish to convert their Notes into Common Stock. As a result, the Company must increase the number of authorized shares of Common Stock in order to fulfill its obligations under the Notes in order to avoid default. In addition to complying with its existing obligations under the Notes, the Board has determined that it is in the best interest of the Company to maintain good relations with these creditors so that the Company may access additional capital in the future.

3.      We note your statement that “there are not present plans for significant [emphasis added] future issuances” of common stock. Please revise to state whether you have any specific plans, proposals, or arrangement to issue any additional authorized shares of common stock. Provide similar disclosure with respect to the preferred stock.

We propose to amend the (now) fourth paragraph of the Purpose of the Increase in Authorized Common Stock section to read as follows:

Further, the Board believes it is in the Company’s best interest to have additional Common Stock authorized for general corporate purposes, including acquisitions, equity financings and grants of stock and stock options. This increase in authorized shares of Common Stock has been determined by the Board to allow for these possibilities and to provide for a sufficient amount of Common Stock to support its expansion and future financing activities, if any. Other than as set forth in the above Notes, there are no present plans for future issuances of Common Stock. There are no plans for future issuance of preferred stock either. When the Board deems it to be in the best interest of the Company and stockholders to issue additional shares of Common Stock or preferred stock in the future, the Board will not seek further authorization by vote of the stockholders, unless such authorization is otherwise required by law or regulation.

Additional Information

4.      Please revise the reference to the Commission’s public reference facilities to refer to the correct address, which is 100 F Street, N.E., Washington, D.C. 20549.

We propose to amend the first paragraph in the Additional Information section to read as follows:

We are subject to the disclosure requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, file reports, information statements and other information, including annual and quarterly reports on Form 10-K and 10-Q, respectively, with the Securities and Exchange Commission (the "SEC"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a web site on the Internet (http://www.sec.gov) that contains reports, information statements and other information regarding issuers that file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval System.

We intend to file a revised Schedule 14C with the changes referred to above immediately after we receive notice from the Staff that it deems these amendments adequate and that the Staff’s review is complete.

We acknowledge the following:

•	We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings.
•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Carey
Michael Carey
Chief Executive Officer